SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 7)

Ambow Education Holding Ltd.

(Name of Issuer)

Class A Ordinary Shares & American Depositary Shares (ADS)**

(Title of Class of Securities)

02322P101

(CUSIP Number)

Tariq Syed Usman

Baring Private Equity Asia V Holding (4) Limited

#13-01 One Raffles Place

Singapore

(65) 6854 1330

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Each American Depositary Share represents two (2) Class A Ordinary Shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Baring Private Equity Asia V Holding (4) Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Campus Holdings Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person The Baring Asia Private Equity Fund V, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person The Baring Asia Private Equity Fund V Co-Investment L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Baring Private Equity Asia GP V, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Baring Private Equity Asia GP V Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Jean Eric Salata
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Chile
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) IN

Item 1. Security and Issuer

This statement constitutes Amendment No. 7 (this “Amendment”) to the Schedule 13D relating to the Class A Ordinary Shares, par value US$0.0001 (“Class A Shares”) and the American depositary shares (“ADSs”) of Ambow Education Holding Ltd. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, as amended by Amendment No.1 filed with the SEC on December 5, 2011, Amendment No. 2 filed with the SEC on March 19, 2012, Amendment No. 3 filed with the SEC on March 15, 2013, Amendment No. 4 filed with the SEC on March 25, 2013, Amendment No. 5 filed with the SEC on May 15, 2014 and Amendment No. 6 filed with the SEC on September 10, 2019 (the “Schedule 13D”), on behalf of Baring Private Equity Asia V Holding (4) Limited, Campus Holdings Limited, The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P., Baring Private Equity Asia GP V Limited and Jean Eric Salata (the “Reporting Persons”), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 4. Purpose of the Transaction

Item 4 of Schedule 13D is hereby supplemented by adding the following:

On November 2, 2020, in accordance with the terms of the SPA, Baring (4) transferred 2,594,067 Class A Shares (including such shares in the form of ADSs) to the Purchasers and Campus transferred 358,336 Class A Shares (including such shares in the form of ADSs) to the Purchasers. Immediately following such transfers, Baring (4) and Campus each held zero Class A Shares and zero ADSs.

The A&R Spin-Rich Share Charge shall be terminated and released upon satisfaction of the terms and conditions set out in the Settlement Agreement.

Item 5. Interest in Securities of the Issuer

Subsection (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) As of November 2, 2020, each of the Reporting Persons beneficially owned zero Class A Shares and zero ADSs. As such, the Reporting Persons no longer have any voting or dispositive power over any Class A shares or ADSs.

(c) Except as set forth in Item 4, there have been no transactions effected in the Class A Shares during the past 60 days by any of the Reporting Persons.

(e) On November 2, 2020, the Reporting Persons ceased to be the beneficial owners of more than five (5) percent of the Class A Shares and the ADSs.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2020

Baring Private Equity Asia V Holding (4) Limited

By:	/s/ Tariq Syed Usman
Name:	Tariq Syed Usman
Title:	Director

Campus Holdings Limited

By:	/s/ Tariq Syed Usman
Name:	Tariq Syed Usman
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata